[Guangshen Railway Company Limited logo]


The Board of Directors of Guangshen Railway Company Limited (the "Company") is pleased to announce its audited consolidated results of the Company and its subsidiaries for the year ended December 31, 2003, prepared in accordance with International Financial Reporting Standards ("IFRS") as follows:

---------------------------------------------------------------------------------------------
Audited consolidated income statement
For the year ended December 31,
(Expressed in thousands of Renminbi ("RMB"), except for per share and per ADS data)
---------------------------------------------------------------------------------------------
                                 2003          2002          2001          2000          1999

---------------------------------------------------------------------------------------------
Revenues from railway
businesses
  Passenger                 1,754,223     1,846,599     1,426,010     1,237,289     1,114,046
  Freight                     514,794       514,036       567,276       549,694       537,970
---------------------------------------------------------------------------------------------
  Sub-total                 2,269,017     2,360,635     1,993,286     1,786,983     1,652,016
Revenues from
  other businesses            144,370       156,893       160,306       193,415       166,800
---------------------------------------------------------------------------------------------
Total revenues              2,413,387     2,517,528     2,153,592     1,980,398     1,818,816
Total operating expenses   (1,850,674)   (1,895,031)   (1,599,481)   (1,460,993)   (1,340,896)
---------------------------------------------------------------------------------------------
Profit from operations        562,713       622,497       554,111       519,405       477,920
Profit before tax             605,169       661,587       631,362       590,687       579,868
---------------------------------------------------------------------------------------------
Profit after tax              511,730       557,196       531,996       491,307       529,639
Minority interests                 32          (113)        1,499           782            35
---------------------------------------------------------------------------------------------
Profit attributable to        511,762       557,083       533,495       492,089       529,674
shareholders
---------------------------------------------------------------------------------------------
Earnings per share
  --Basic                     RMB0.12       RMB0.13       RMB0.12       RMB0.11       RMB0.12
  --Diluted                       N/A           N/A           N/A           N/A           N/A
Earnings per ADS              RMB5.90       RMB6.42       RMB6.15       RMB5.68       RMB6.11
---------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------
Asset Summary (Audited)
As of December 31,
(Expressed in thousands of RMB, except for per share data)
---------------------------------------------------------------------------------------------
                                 2003          2002          2001          2000          1999

---------------------------------------------------------------------------------------------
Total Assets               11,073,953    11,257,594    10,997,216    10,917,564    10,970,496
Total Liabilities             699,237     1,001,866       860,976       879,793       905,912
Net Total Assets           10,322,358    10,244,151    10,120,623    10,020,683    10,048,860
---------------------------------------------------------------------------------------------
Net Assets per share          RMB2.38       RMB2.36       RMB2.33       RMB2.31       RMB2.32
---------------------------------------------------------------------------------------------

Final Dividend

The Board of Directors of the Company (the "Board") has recommended a final dividend of RMB0.105 per share for the financial year ended December 31, 2003. This final dividend will be paid to shareholders whose names appear on the Register of Members on May 11, 2004 subject to approval of the shareholders at the annual general meeting of the Company ("AGM") which will be held at the headquarters of the Company in Shenzhen, Guangdong Province, the PRC, on June 10, 2004.

Dividends payable to holders of H shares will be calculated in RMB and paid in Hong Kong dollars. The exchange rate will be based on the average closing exchange rates quoted by the People's Bank of China for the calendar week preceding the date on which the dividends are to be distributed.

Results of Operations

Business Overview

During the first half of 2003, each business segment of the Company was affected by the outbreak of SARS in some provinces of Chinese mainland and in Hong Kong area to a relatively large extent. The total revenues of the Company during the first half of 2003 decreased by 14.3% when compared to that of the same period of 2002. With the effective control of the SARS epidemic, the PRC government implemented a series of policies for recovering the economy. The Company also carried out various marketing measures to increase its transportation volume to compensate for decreased business, which helped to reduce the negative influence brought about by SARS. Although the total revenues of the Company and profits attributable to shareholders in 2003 decreased when compared to those of 2002, the management and the staff strived hard to complete the operating target approved by the Board of Directors of the Company.

In 2003, the total revenues of the Company were RMB2,413.4 million, representing a decrease of 4.1% from RMB2,517.5 million in 2002. In 2003, the revenues of the Company from passenger transportation service, freight transportation service and other businesses accounted for 72.7%, 21.3% and 6.0% of the total revenues of the Company in 2003, respectively. In 2003, profit attributable to shareholders of the Company was RMB511.8 million, representing a decrease of 8.1% from RMB557.1 million in 2002.

Results Analysis

Passenger Transportation

The passenger transportation business was the most important business of the Company. As of December 31, 2003, the Company operated 63 pairs of high-speed passenger trains between Guangzhou and Shenzhen (nine of which are standby), three pairs of regular-speed passenger trains between Guangzhou and Shenzhen, 11 pairs of Hong Kong through-trains* and 35 pairs of long-distance passenger trains according to its train schedule everyday.

* 11 pairs of Hong Kong through-trains include nine pairs of Hong Kong through-trains, one pair of through-trains between Zhaoqing and Kowloon, one pair of through-trains between Beijing and Kowloon or between Shanghai and Kowloon. (The Hong Kong through-trains between Beijing and Kowloon and the through-trains between Shanghai and Kowloon are accounted for as one pair of through-trains due to their operations on alternate day.)

In 2003, the Company's total number of passengers was 37.861 million, representing a decrease of 4.8% from 39.776 million in 2002; its revenue from passenger transportation was RMB1,754.2 million, representing a decrease of 5.0% from RMB1,846.6 million in 2002. In particular:

o    Guangzhou-Shenzhen trains

     The Company's Guangzhou-Shenzhen trains consist of high-speed passenger trains and regular-speed passenger trains between Guangzhou and Shenzhen. The number of passengers travelling on the Company's Guangzhou-Shenzhen trains decreased by 7.6% from 17.345 million in 2002 to 16.027 million in 2003. The number of passengers travelling on the high-speed passenger trains between Guangzhou and Shenzhen decreased by 3.5% from 15.724 million in 2002 to 15.170 million in 2003; while the number of passengers travelling on the regular-speed passenger trains between Guangzhou and Shenzhen decreased by 47.1% from 1.621 million in 2002 to 0.857 million in 2003. The revenues from Guangzhou-Shenzhen trains declined by 8.3% from RMB974.1 million in 2002 to RMB893.3 million in 2003. The decrease in business volume of Guangzhou-Shenzhen trains was mainly due to: (1) the outbreak of SARS epidemic, especially during the period from the issue of travel warning for Guangdong Province by the World Health Organization on April 2, 2003 to the lift of the warning on May 23, 2003. The number of travellers decreased and resulted in the decrease in the passenger volume;
     (2) the saving of unnecessary consumption during the SARS period. The Company reduced the configuration of part of its trains and suspended the operation of several pairs of Guangzhen-Shenzhen trains. Such measures negative influenced the Company's passenger volume; (3) no upward adjustment to the ticket prices by the Company on Tomb Sweeping Day, Easter holiday and May 1 long holiday, which occurred during the SARS period. The revenues therefore decreased to a certain extent.

o    Hong Kong through-trains

     The number of passengers travelling on the Hong Kong through-trains of the Company decreased by 9.2% from 2.219 million in 2002 to 2.015 million in 2003. Revenues from Hong Kong through-trains decreased by 5.4% from RMB333.2 million in 2002 to RMB315.2 million in 2003. The decrease in business volume of through-trains was mainly due to the influence from the SARS epidemic. Secondly, the around-the-clock service of Shenzhen Huanggang checkpoint since January 27, 2003 led to an increase in the number of coaches travelling between Guangzhou and Hong Kong through that checkpoint, which diverted some passengers from the Hong Kong through-trains.

o    Long-distance trains

     The number of passengers travelling on long-distance trains of the Company decreased by 1.9% from 20.212 million in 2002 to 19.819 million in 2003. The revenues from long-distance trains slightly increased by 1.2% from RMB539.4 million in 2002 to RMB545.7 million in 2003. The decrease in passenger volume was mainly due to the influence from the SARS epidemic. However, the operation of one pair of additional Huaihua-Shenzhen long-distance trains between Huaihua and Shenzhen, one pair of additional long-distance trains between Hankou and Shenzhen and one pair of additional long-distance trains between Zhangjiajie and Shenzhen West in May 2003 by other railway companies (administrations) offset the decrease of passenger volume caused by SARS to a certain extent, which caused the decrease of passengers travelling on long-distance trains lower than the decrease of passengers travelling on Guangzhou-Shenzhen trains and the Hong Kong through-trains. Moreover, the revenues from long-distance trains in 2003 increased slightly when compared with that of the last year. This was due to the increased revenues from the network facilities caused by the operations of 3 pairs of additional long-distance trains in 2003.

The table below illustrates the revenues from passenger transportation business and the volume of passengers for the year ended December 31, 2003 as compared to those of the same period last year:


--------------------------------------------------------------------------------
                                            For the year ended
                                               December 31,
--------------------------------------------------------------------------------
                                                                  Change in 2003
                                                                     compared to
                                                                  2002 Increase/
                                               2003        2002       (Decrease)
--------------------------------------------------------------------------------
Revenues from passenger transportation
  (RMB thousands)                         1,754,223   1,846,599           (5.0)%
  --Guangzhou-Shenzhen trains               893,291     974,061           (8.3)%
  --Hong Kong through-trains                315,205     333,151           (5.4)%
  --Long-distance trains                    545,727     539,387            1.2%
--------------------------------------------------------------------------------
Total number of passengers
  (thousand persons)                         37,861      39,776           (4.8)%
  --Guangzhou-Shenzhen trains                16,027      17,345           (7.6)%
  --Hong Kong through-trains                  2,015       2,219           (9.2)%
  --Long-distance trains                     19,819      20,212           (1.9)%
--------------------------------------------------------------------------------
Revenue per passenger (RMB)                   46.33       46.42           (0.2)%
  --Guangzhou-Shenzhen trains                 55.74       56.16           (0.7)%
  --Hong Kong through-trains                 156.43      150.14            4.2%
  --Long-distance trains                      27.54       26.69            3.2%
--------------------------------------------------------------------------------
Total passenger-kilometers (millions)       3,295.5     3,453.2           (4.6)%
--------------------------------------------------------------------------------
Revenue per passenger-kilometer (RMB)          0.53        0.53               --
--------------------------------------------------------------------------------

Freight Transportation

Freight transportation is the core business of the Company. The total tonnage of freight transported by the Company in 2003 was 27.584 million tonnes, representating an increase of 1,000 tonnes from 27.583 million tonnes in 2002. Revenues from freight transportation business were RMB514.8 million, representing a slight increase of 0.1% from RMB514.0 million in 2002. In particular:

o    Outbound freight

     In 2003, the Company's outbound freight tonnage was 6.466 million tonnes, representing a decrease of 11% from 7.266 million tonnes in 2002. Outbound freight revenues were RMB85.40 million, representing a decrease of 9.4% from RMB94.26 million in 2002. The main reasons that caused the outbound freight tonnages decline in 2003 were: (1) the influence of SARS, the supply of some categories of goods (such as aero-fuel etc.) that accounts for large proportions of the Company's outbound freight declined; (2) the improving road and water transportation network and the increasing ports opening to outside world also reduced the freight formerly transported by railways; (3) the changes in freight transportation marketing measures, some high-charged freight chose road transportation just for saving time, which decreased the freight sources of railways. However, to offset the losses caused by SARS, the Company enhanced marketing efforts on its freight transportation business and offered discounts to certain major customers and some categories of freight to maintain and attract freight business. After the SARS epidemic, the economy of Chinese backland grew rapidly and the demands for energy and raw material increased in large quantity. Furthermore, the freight transported by the railway grew due to the increased charges for water transportation and road transportation. All of these factors offset the overall decrease of the Company's outbound freight business in 2003.

o    Inbound and pass-through freight

     In 2003, the Company's inbound and pass-through freight tonnages were
     21.118 million tonnes, representing an increase of 3.9% from 20.317 million tonnes in 2002; its inbound and pass-through freight revenues were RMB259.8 million, representing an increase of 4.7% from RMB248.1 million in 2002. Although the inbound and pass-through freight business of the Company was affected by SARS in 2003, the demands for railway transportation grew. This was mainly because the completion of the construction of the second railway track between Beijing and Jiujiang, which led to a recovery in the resumption of inbound and pass-through freight formerly affected by the construction, the increase in demand for energy and material resulted from the growth of the PRC economy, and decreased competition due to the increased charges for road and water transportation and a general increase in demand for railway transportation.

o    Storage, loading and unloading and other miscellaneous items

     In 2003, the Company's revenues from storage, loading and unloading and other miscellaneous items were RMB169.6 million, representing a decrease of 1.2% from RMB171.7 million in 2002. This was mainly due to the decrease of outbound freight, the discounts offered to certain customers and some categories of freight to enhance the competitiveness of the Company freight transportation business, and the reduced charges on storage, loading and unloading.

Set out below are the Company's revenues from its freight transportation business and the freight volume for the year ended December 31, 2003 as compared with that of the same period in the previous year:


-------------------------------------------------------------------------------------
                                                 For the year ended
                                                    December 31,
-------------------------------------------------------------------------------------
                                                                       Change in 2003
                                                                          compared to
                                                                       2002 Increase/
                                                     2003        2002      (Decrease)
-------------------------------------------------------------------------------------
Revenues from freight transportation
  (RMB thousands)                                 514,794     514,036           0.1%
  --Revenues from outbound freight
      transportation                               85,401      94,263          (9.4)%
  --Revenues from inbound and pass-through
      freight transportation                      259,809     248,104           4.7%
  --Revenues from storage, loading and
      unloading and other miscellaneous
      items                                       169,584     171,669          (1.2)%
-------------------------------------------------------------------------------------
Total tonnage (thousand tonnes)                    27,584      27,583          --
  --Outbound freight tonnage                        6,466       7,266         (11.0)%
  --Inbound and pass-through freight tonnage       21,118      20,317           3.9%
-------------------------------------------------------------------------------------
Revenue per tonne (RMB)                             18.66       18.64           0.1%
-------------------------------------------------------------------------------------
Total tonne-kilometres (millions)                 1,978.9     1,926.0           2.7%
-------------------------------------------------------------------------------------
Revenue per tonne-kilometre (RMB)                    0.26        0.27          (3.7)%
-------------------------------------------------------------------------------------


Other Businesses

The Company's other businesses mainly consist of sales of goods and food, advertising and tourism services on board and in stations. Revenues from other businesses of the Company in 2003 were RMB144.4 million, representing a decrease of 8.0% from RMB156.9 million in 2002. The main reasons for such decrease were:
(1) the decrease of passenger volume and the decline of consumptions of passengers on board and in stations caused by the SARS epidemic; (2) the significant decrease of revenues from leases and advertising resulted from the refurbishment of its passenger stations such as Guangzhou East Station, Shenzhen Station and Dongguan Station and the dismantlement of some shops and advertisements to improve the passenger's boarding conditions.

The table below sets forth the revenues of other businesses of the Company for the year ended December 31, 2003 compared with that of the same period in the previous year:

Unit: RMB thousands

--------------------------------------------------------------------------------
                                            For the year ended
                                               December 31,
--------------------------------------------------------------------------------
                                                                  Change in 2003
                                                                     compared to
                                                                  2002 Increase/
Category of Businesses                         2003        2002       (Decrease)
--------------------------------------------------------------------------------
On-board and station goods sales             38,156      40,977           (6.9)%
Station services                             40,003      43,913           (8.9)%
Tourism, advertising and others              66,211      72,003           (8.0)%
--------------------------------------------------------------------------------
Total                                       144,370     156,893           (8.0)%
--------------------------------------------------------------------------------

Cost Analysis

In 2003, the total operating expenses of the Company were RMB1,850.7 million, representing a decrease of 2.3% from RMB1,895.0 million in 2002.

Railway Operating Expenses

In 2003, the railway operating expenses of the Company were RMB1,708.3 million, representing a slight decrease of 1.6% from RMB1,735.3 million in 2002. In particular:

o    Labor and benefits

     In 2003, labor and benefits expenses amounted to RMB347.6 million, representing a decrease of 7.0% from RMB373.8 million in 2002. This was mainly due to the decline of all types of operating results-based bonuses due to the reduction in railway transportation revenues of the Company caused by the SARS epidemic. The decrease such bonuses also led to a reduction in the overall level of welfare benefits.

o    Material and supplies

     Material and supplies included materials, fuel, water and electricity consumption. In 2003, the Company's material and supplies expenses amounted to RMB217.0 million, representing an increase of 13.0% from RMB192.1 million in 2002. This was mainly due to: (1) the increase in the prices of diesel oil and other fuels used by locomotives, which was caused by the rise in average price of petroleum products; (2) the significant increase in consumption of water and electricity caused by the Company's installations of additional ventilation systems and disinfection equipments in its stations and on board and an increase in the frequency of cleaning and disinfecting of public areas every day during the SARS period; (3) the increased consumption of materials, water and electricity resulted from the additional operation of the Hong Kong through-trains and the high-speed passenger trains between Guangzhou and Shenzhen during weekends.

o    Depreciation

     Depreciation expenses of fixed assets decreased by 13.6% from RMB335.5 million in 2002 to RMB290.0 million in 2003, which was mainly due to the prolonged useful life of part of its fixed assets as a result of the improvement in its construction and maintenance technology. According to the research on the usage of the Company's fixed assets in past years and the popular way adopted by its international colleagues, the management and engineers of the Company re-estimated the useful life and the depreciation rate of part of its fixed assets, which decreased the depreciation of fixed assets in 2003.

o    Repair expenses (excluding materials and supplies)

     Repair expenses decreased by 12.5% from RMB102.4 million in 2002 to RMB89.6 million in 2003. The main reasons were: (1) repair expenses for buildings declined in 2003; (2) with improved repair work capability -- repair work of some locomotives and vehicles formerly outsourced to other factories was undertaken by the Company itself in 2003; (3) since most of the improvement work of passenger stations along the Guangzhou Shenzhen route had been completed in 2002, the related expenses declined in 2003.

o    Equipment leases and services

     The expenses on equipment leases and services mainly consist of the railway line usage fees, train hauling fees and train leasing fees paid to other railway administrations. In 2003, expenses on equipment leases and services of the Company amounted to RMB437.7 million, representing an increase of 0.9% from RMB433.9 million in 2002. This was mainly due to: (1) the additional operations of the Hong Kong through-trains and the high-special passenger trains between Guangzhou and Shenzhen in 2003, which resulted in an increased in the train healing fees directly; (2) the Company's use of more trucks owned by the MOR in 2003, it paid more, which resulted in an increase in the leasing fees paid to the MOR.

o    General and administration expenses

     General and administration expenses on the Company's railway businesses increased by 8.8% from RMB123.8 million in 2002 to RMB134.7 million in 2003. This was mainly due to the increase in pensions. The pensions were calculated based on the basic wages of employees for the previous year. As the basic wages of employees of the Company in 2002 was higher than those of 2001, the pensions of the Company in 2003 increased.

Taxation

     As the Company is a corporation incorporated in Shenzhen Special Economic Zone, it is subject to income tax at a rate of 15%. According to relevant tax regulations, other businesses of the Company and its subsidiaries are subject to income tax at the rate of 15% or 33%, depending on the location of incorporation. Income tax expense of the Company and its subsidiaries were RMB93.44 million in 2003, implying an actual tax rate of 15.4%. Income tax expense in 2003 decreased by RMB10.96 million from RMB104.4 million in 2002, mainly due to the decline in the Company's profits before tax.

Analysis of Financial Position

Assets, Liabilities and Shareholders' Equity

Set out below are the assets, liabilities and shareholders' equity of the Company and its subsidiaries as at December 31, 2003 compared with that as at December 31, 2002:

Unit: RMB thousands
--------------------------------------------------------------------------------
                                                                  Change in 2003
                                                                     compared to
                                                                  2002 Increase/
                                           2003            2002       (Decrease)
--------------------------------------------------------------------------------
Current assets                        2,597,986       2,633,280         (35,294)
Non-current assets                    8,475,967       8,624,314        (148,347)
Total assets                         11,073,953      11,257,594        (183,641)
--------------------------------------------------------------------------------
Current liabilities                     699,237       1,001,866        (302,629)
Non-current liabilities                      --              --              --
Total liabilities                       699,237       1,001,866        (302,629)
--------------------------------------------------------------------------------
Minority interests                       52,358          11,577          40,781
--------------------------------------------------------------------------------
Net assets                           10,322,358      10,244,151          78,207
--------------------------------------------------------------------------------
Share capital                         4,335,550       4,335,550              --
Reserves                              5,986,808       5,908,601          78,207
Total shareholders' equity           10,322,358      10,244,151          78,207
--------------------------------------------------------------------------------

As of December 31, 2003, total assets of the Company were RMB11,074.0 million, representing a decrease of RMB183.6 million from RMB11,257.6 million as of December 31, 2002.

As of December 31, 2003, current assets of the Company were RMB2,598.0 million, representing a decrease of RMB35.29 million from RMB2,633.3 million as of December 31, 2002. This was due to the decline in cash and cash equivalent, prepayments and other receivables and receivables due from Guangzhou Railway (Group) Company and related parties in the amount of RMB129.1 million. Increase in short-term currency investments deposited in bank and account receivables in the amount of RMB89.26 million partly offset the decline of current assets.

As of December 31, 2003, non-current assets of the Company were RMB8,476.0 million, representing a decrease of RMB148.3 million from RMB8,624.3 million as of December 31, 2002. This was primarily due to decrease in construction-in-progress in the amount of RMB282.4 million and a decrease in amortized staff costs in the amount of RMB15.09 million in 2003. However, the Company's fixed asset net book value increased by RMB154.6 million this year, which partly offset the decrease of non-current assets.

In 2003, all the liabilities of the Company were current liabilities. As of December 31, 2003, the total liabilities of the Company were RMB699.2 million, representing a decrease of RMB302.6 million or 30.2% from RMB1,001.9 million in 2002. This was mainly due to a decrease of most of the payables of the Company to different extents, including the substantial decline of RMB149.2 million for accrued expenses and other payables. Such expenses and payables declined because most of the benefit housing for staff quarters were sold in 2003. Most of the pre-payments and accrued losses relating to sales of benefit housing were offset or transferred.

As of December 31, 2003, the shareholders' equity of the Company were RMB10,322.4 million, representing an increase of RMB78.21 million from RMB10,244.2 million as of December 31, 2002. This was mainly due to the increase in reserves of RMB78.21 million when compared with that of 2002, which was the balance of net profits of RMB511.8 million in 2003 after deducting dividends of RMB433.6 million declared in 2002.

As of December 31, 2003, the gearing of the Company was 6.3%.

As of December 31, 2003, the Company had no charge on any of its assets and had not provided any guarantees.

Liquidity and Capital Resources

The principal source of capital of the Company was revenues generated from operations. In 2003, the net cash flow from the Company's operations were RMB798.4 million, representing a decrease of RMB358.7 million from RMB1,157.2 million in 2002. The decrease in net cash flow from the Company's operations was mainly due to the decrease in the Company's total revenues, the increase in receivables and reduction in payables in its day-to-day operations when compared to those of 2002.

The Company's capital was mainly used for capital and operating expenses and payment of taxes and dividends. In 2003, the Company expended RMB339.2 million on the purchase of fixed assets and construction-in-progress. It also paid RMB99.68 million for income tax and RMB433.6 million for dividends.

The table below sets forth the major items in the consolidated cash flow statements of 2003 and 2002.

Unit: RMB thousands
------------------------------------------------------------------------------------------
                                                                            Change in 2003
                                                                               compared to
                                                                            2002 Increase/
Principal items in cash flow statement               2003            2002       (Decrease)
------------------------------------------------------------------------------------------
Net cash inflows from operating
  activities                                      798,449       1,157,177        (358,728)
Net cash (outflows) inflows from investing
  activities                                     (375,469)        251,003        (626,472)
Net cash (outflows) from financing
  activities                                     (433,666)       (360,643)        (73,023)
------------------------------------------------------------------------------------------
Net cash and cash equivalents (outflows)
  inflow                                          (10,686)      1,047,537      (1,058,223)
------------------------------------------------------------------------------------------

The Company has sufficient cash flow and has no commercial loans. The Company has a credit facility of RMB3 billion from China Development Bank, which has not been utilized so far. The Company believes it has sufficient working capital to meet its operation and development requirements.

Commitments

(a)  Capital commitments

     As of December 31, 2003, the Company had the following capital commitments of which all are authorized and contracted for:


     ---------------------------------------------------------------------------
                                                      2003            2002
                                                   RMB'000         RMB'000
     ---------------------------------------------------------------------------
     Authorised and contracted for                           --          10,158
     ---------------------------------------------------------------------------

(b)  Operating lease commitments

     Total future minimum lease payments under non-cancellable operating leases were as follows:


     ---------------------------------------------------------------------------
                                                              2003         2002
                                                           RMB'000      RMB'000
     ---------------------------------------------------------------------------
     Machinery and equipment
       --not more than one year                            108,000      108,000
       --more than one year but not more than five years   183,375      291,375
     ---------------------------------------------------------------------------
                                                           291,375      399,375
     ---------------------------------------------------------------------------

The above said operating lease commitments were for leasing eight AC-driving electric passenger trains ("Blue Arrow") with a speed up to 200 kilometres per hour.

Foreign Exchange Risk and Hedging

The Company currently holds a certain amount of United States dollars and Hong Kong dollars ("HK dollars") deposits. It also earns revenues in HK dollars from its railway transportation businesses. Dividends to the shareholders of H shares and ADRs are paid in foreign currencies. Some of the Company's contracts, particularly with respect to the high-speed passenger train project, are payable by the Company in foreign currencies. If the exchange rate of RMB to the relative foreign currencies fluctuates, the operating results of the Company will be affected. The Company has not entered into any contract for the purpose of hedging.

Interest Rate Risk

Funds that are not needed for immediate use are placed as temporary cash deposits or time deposits in commercial banks and in the Railway Deposit-taking Centre of the MOR. The Company does not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2003, the Company had no commercial bank loans outstanding. Accordingly, the Company is not exposed to any material interest rate risks.

Contingency

As of December 31, 2003, the Company's interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140 million. In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture to develop certain properties near a railway station operated by the Company.

On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors (the "Guarantors") of certain payables of Guangdong Guangcheng Real Estate Company Limited ("Guangdong Guancheng") to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng were related companies with a common chairman. As Guangdong Guancheng failed to repay the payables, according to a court verdict on November 4, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party to recover an amount of approximately RMB257 million plus interest from Guangdong Guancheng. As such, if Guangzhou Guantian were held responsible for the guarantee, the Company may need to provide for impairment on its interest in Tiecheng.

On December 15, 2003, the High People's Court of Guangdong Province ("the Court") received the Guangzhou Guantian's application for discharging the aforesaid guarantee. As a necessary procedure for the Court to decide to reassess the previous court verdict, a hearing was held on March 18, 2004. In this respect, Guangzhou Guantian appointed an independent lawyer to represent on its behalf to attend the hearing. Up to the date of this report, the Court is yet to finish the necessary procedures before making decision to reassess the previous court verdict. However, having consulted that independent lawyer, the directors are of the opinion that the guarantee arrangement should be invalid according to the relevant PRC rules and regulations. Accordingly, the directors consider that as of the date of this report, the chance of Guangzhou Guantian to settle the above claim is remote and no provision for impairment on the interests in Tiecheng was made in the accounts.

Overdue Time Deposits

As of December 31, 2003 the Company had approximately RMB31.365 million overdue time deposits placed with Zengcheng Lihua Urban Credit Cooperative. The Company had initiated legal proceedings and obtained judgment in its favour regarding the unpaid time deposits. However, as the judgment debtor was undergoing restructuring, the Court ordered a stay of execution of the judgment obtained by the Company. The said overdue time deposit accounts for approximately 0.3% of the net assets and 1.2% of the total current assets of the Company and had no material impact on the capital usage and operations of the Company. For prudence, the Company has reclassified such amount to other receivables and made a provision in its financial statements for such overdue deposit.

Except for such overdue time deposit, the Company has no other overdue time deposit that has not been repaid. The Company has not encountered any difficulty in withdrawing deposits. The Company has placed its deposits with other commercial banks in the PRC and the Railway Deposit-taking Centre of the MOR.

2003 Annual Results Announcement

--------------------------------------------------------------------------------
Employees, Salary Distribution Policy and Training Plans

As of December 31, 2003, the Company had in total 9,029 employees.

The Company implemented a salary policy which closely links with operating results, labour efficiency and individual performance. Employees' salaries distribution is subject to macro-control and is based on their post scores and performance reviews. The Company paid approximately RMB347.6 million in total for salary and benefits on its railroad businesses in 2003.

Pursuant to applicable state policies and regulations, the employees of the Company enjoy the following benefits: (1) retirement pension -- the Company is required to set aside a sum equivalent to 18% of the aggregate amount of salaries of all of its employees for the year and 5% of the aggregate amount of salaries of all of its employees for the year as employees' retirement pension and supplemental retirement pension, respectively; (2) welfare fund -- the Company is required to set aside 14% of the aggregate amount of salaries of all of its employees for the year as employees' welfare fund contributions and medical service fees; and (3) housing fund -- both the Company and its employees are required to deposit 7% (for residents in Guangzhou area or along the Guangzhou-Shenzhen route), or 13% (for Shenzhen residents) of the employee's monthly salary into the employee's personal housing fund account. Save as disclosed, the Company has not participated in any other employees' basic medical insurance schemes.

During 2003, the Company provided 388 employees with training on post standardization and 4,294 employees with training on adaptability and knowledge about prevention of SARS. The training plan of 2003 was fully implemented and the total expenses for these training programmes in 2003 was approximately RMB2.46 million.

Future Prospects

2004 is an important year for the railway industry in the PRC to implement the great-leap-forward development strategies. The Company strives to develop itself as a transportation enterprise with the highest standard in overall performance, technology and management in the PRC railway industry by aiming at developing itself as a leading intercity transportation enterprise by international standards, by adhering to its goal of "safety, quality, efficiency, development and stability", by focusing on developing advanced transportation productivity continuing to make railway transportation its core business and to diversify into other areas and by continuously promoting innovations on management, system and technology. It also plans to implement the following development projects in 2004:

o It will increase the transportation capacity of Guangshen Railway in all aspects. To accommodate future transportation growth and market competition and promote the growth of its core business of passenger and freight transportation, the Company plans to increase the transportation capacity of Guangshen Railway in all aspects, including the continuous construction of the fourth line between Guangzhou and Shenzhen. It has been focusing on the construction of a technical support and maintenance depot for passenger vehicles at Northern Shenzhen Station, an auxiliary station in Buji for long-distance passenger trains and a connecting track for passenger trains from Pinghu to Shenzhen.

o    In relation to its passenger transportation business, the Company plans to
     (1) further improve its "As-frequent-as-buses" Train Project of the Guangzhou-Shenzhen high-speed passenger trains by increasing the frequency of its high-speed train services and appropriately adjusting the stops at intermediary stations according to passenger demand under the "Fifth Great Speed Up Project in China Railways". This will help meeting passenger demand for high-speed trains along the routes and increase the Company's market share; (2) focus on the research on the introduction of advanced electric trains from international markets to further increase transportation capacity of its "As-frequent-as-buses" Train Project for the Guangzhou-Shenzhen high-speed passenger trains; (3) continue the integrated refurbishment of its stations, research on the introduction of the IC Card Ticketing System, improve its passenger service facilities and enhance its service quality; (4) continue to focus on the expansion of its Hong Kong through-train business and to support increasing passenger flows between Guangdong Province and Hong Kong. The Company had commenced the operations of two pairs of Hong Kong through-trains on April 18, 2004.

o In relation to its freight transportation business, the Company will: (1) intensify marketing efforts and enhance cooperation with key ports, mines, factories and corporate entities to maintain existing demand and capture new freight transportation business; (2) further improve its service quality and offer transportation services of higher quality and better efficiency to consignors; (3) strive for commencing the operation of "5 fixed" (fixed locations, fixed line, fixed time, fixed price and fixed schedule) special freight trains to the southwest.

o In respect of the use of capital, in order to achieve better development, the Company will continue to closely review its working capital and aim to achieve lower-cost expansion through equity investments, mergers and acquisitions in the future when appropriate opportunities arise.

In 2004, with the accelerated cooperation in regional economy of "Great Pearl River Delta" and "Extensive Pearl River Delta" and the implementation of Mainland and Hong Kong Closer Economic Partnership Arrangement ("CEPA"), the economy in the Company's service territory is expected to experience a rapid and continuous growth. The Company will actively exploit room for future development by capturing chances of growing economy as well as utilizing business opportunities such as the "Fifth Great Speed Up in Chinese Railways", the "Relaxed Individual Travel" to Hong Kong and Macao Special Administrative Region, the commencement of operation of the Shenzhen Subway and improvement in the Guangzhou Subway. It is expected that the passenger and freight transportation businesses of the Company will have a good development trend in 2004.

Share Capital Structure

As of December 31, 2003, the share capital of the Company consisted of:

--------------------------------------------------------------------------------
                                                      Number          Percentage
Type of share capital                              of shares            of share
                                                     ('000)                 (%)
--------------------------------------------------------------------------------
State-owned Domestic Shares                        2,904,250               66.99
H Shares                                           1,431,300               33.01
--------------------------------------------------------------------------------
Total                                              4,335,550              100.00
--------------------------------------------------------------------------------

There was no change in the share capital of the Company during the year.

Shareholders

So far as the Directors are aware, as at December 31, 2003, the interests and short positions of the persons, other than directors or supervisors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:


---------------------------------------------------------------------------------------------------------------------------
                                                                                                 Percentage      Percentage
                            Class           Number                                     Type of     of class        of total
Name of shareholder         of shares    of shares          Capacity                  interest    of shares   share capital
                                                                                                        (%)             (%)
---------------------------------------------------------------------------------------------------------------------------
Guangzhou Railway           Domestic     2,904,250,000 (L)  Beneficial owner          Corporate      100.00          66.99
  (Group) Company           shares
Marathon Asset              H Shares       115,706,000 (L)  Beneficial owner          Corporate        8.08           2.67
  Management Ltd.
Sumitomo Life Insurance     H Shares        71,692,000 (L)  Interest of controlled    Corporate        5.00           1.65
  Company (Note)                                             corporation
Sumitomo Mitsui Asset       H Shares        71,692,000 (L)  Beneficial owner          Corporate        5.00           1.65
  Management Company,
  Limited
---------------------------------------------------------------------------------------------------------------------------

Note: As at December 31, 2003, Sumitomo Life Insurance Company was deemed to be interested in 71,692,000 H Shares (representing 5.00% of the total H Shares of the Company or 1.65% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.
      The letter "L" denotes a long position.

Purchase, Sale and Redemption of Shares

During the year ended December 31, 2003, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.

Pre-emptive Rights

There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.

Confirmation by Independent Non-executive Directors of Connected Transactions

The independent non-executive directors of the Company confirmed that the connected transactions (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")) entered into by the Company during 2003 were entered into in the ordinary and usual course of its business on normal commercial terms or on terms that were fair and reasonable so far as the shareholders were concerned, or in accordance with the terms of an agreement governing such transactions or, where there was no such agreement, on terms no less favourable than those offered to (or from) independent third parties.

Trust Deposits

As of December 31, 2003, the Company did not have any trust deposits placed with any financial institutions in the PRC.

Bank Borrowings

As of December 31, 2003, the Company had no bank loans or borrowings.

Charge on Assets and Guarantee

As of December 31, 2003, there were no outstanding charges against any of the Company's assets and the Company did not have any guarantee outstanding.

Impact of the Recent Economic Developments on the Company

In the first half of 2003, the outbreak of SARS in some provinces in the PRC and Hong Kong had significant negative impact on the transportation business of the Company. As the PRC Government had implemented a series of measures to support economic development, the economy of the PRC quickly recovered its strong momentum in growth after the fading of the SARS epidemic. Following the signing of CEPA, the economic interaction between Guangdong Province and Hong Kong increased; providing a favorable environment for the Company to increase its transportation volume during the second half of the year to compensate for its decreased business.

Adjustment of Price

In 2003, the Company made the following adjustments to the price for its passenger and freight transportation: (1) during the Spring Festival, the Company made different adjustments to passenger fares of different classes of long-distance domestic trains; (2) with the approval of the MOR or Guangzhou Railway (Group) Limited, the Company continued to offer reduced prices for certain goods in order to improve its competitiveness in the freight transportation services; (3) during the New Year holidays, the Spring Festival and the National Day holidays, the Company increased the fare of the high-speed passenger trains and the regular-speed passenger trains between Guangzhou and Shenzhen by RMB5 per trip; (4) in October 8, 2003, the Company increased the fare of hardseat of the high-speed passenger trains between Guangzhou and Shenzhen from RMB60 to RMB65 per trip.

Material Litigation

The Company and its subsidiaries were not involved in any material litigation or dispute in 2003.

Auditors

On June 10, 2003, resolutions were passed at the annual general meeting of the Company to appoint PricewaterhouseCoopers (certified public accountants in Hong
Kong) as the international auditors of the Company for 2003 and to appoint Pan-China (Schinda) Certified Public Accountants as its PRC auditor for 2003. Resolutions to re-appoint these two firms as the international and PRC auditors of the Company for 2004 will be proposed at the annual general meeting of the Company to be held on June 10, 2004.

PricewaterhouseCoopers was the international auditors of the Company for 2002 and Arthur Andersen was the international auditors of the Company for 2001.

Accounting Treatment Regarding the Differences between the Selling Prices and Costs of Employees' Housing

The Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The losses arising from the difference between the net book value and the proceeds from the sales of staff quarters to the employees was not more than RMB226.4 million as of December 31, 2003. Pursuant to the prevailing policies of the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of January 1, 2001, or in case of a debit balance, to offset against statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon the approval of the Board. Such treatment conforms with the accounting principles and regulations applicable to the Company and its subsidiaries in the PRC.

In the financial statements of the Company for the year ended December 31, 2003 prepared in accordance with IFRS, the Company accounted for the losses arising from housing scheme as follows: losses from the sale of completed staff quarters to employees, or from the sale of premises under construction of which could be reasonably estimated for future services was approximately RMB226.4 million. Such losses were amortized on a straight line basis over the estimated remaining average service period of employees of 15 years from the time of such sales. During the year ended December 31, 2003, the amortization charged to the deferred labour costs of the consolidated income statement was RMB15.09 million and the accumulated amortization amounted to RMB60.37 million.

As of December 31, 2003, the unamortized deferred losses, which were recorded as deferred staff costs in the balance sheet of the Company and its subsidiaries, were RMB166.0 million.

Major Suppliers and Customers

Most of the locomotives, passenger coaches and major railway supplies and equipment of the Company are supplied directly or indirectly by the MOR. The Company may also purchase some of its equipment from oversea or domestic suppliers. The five largest customers of the Company accounted for less than 30% of the revenue of the Company and the five largest suppliers of the Company accounted for less than 30% of the purchases of the Company.

Compliance with the Code of Best Practice

The Company and its directors hereby state that, to the best of their knowledge, the Company has, throughout the financial year ended December 31, 2003, complied with the Code of Best Practice set out in old Appendix 14 of the Listing Rules.

U.S. Sarbanes-Oxley Act 2002

This legislation which seeks to enhance the transparency and accountability of companies in the areas of corporate governance and financial reporting, was signed into law by the President of the United States on 30 July 2002.

As the Company is a SEC reporting company, it is generally bound by this new legislation.

The Company has been, and will continue its process of reviewing its internal systems and practices and implementing new requirements under this legislation in line with applicable compliance dates.

By Order of the Board
Wu Junguang
Chairman

Shenzhen, the PRC
April 20, 2004

* All information required by paragraphs 45(1) to 45(3) in Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited, http://www.hkex.com.hk shortly.

The financial information set out after the Notice of Annual General Meeting does not constitute the Company's statutory financial statements for the years ended December 31, 2002 or 2003 but is derived from those financial statements. Statutory financial statements for the year ended December 31, 2003, which contain an unqualified auditors reports, will be delivered to the Registrar of Companies in Hong Kong and to shareholders as well as made available on the Company's website, http://www.gsrc.com.

Forward-looking statements:

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with SEC.

Notice of Annual General Meeting

Notice is hereby given that the Board of Directors ("Board") of Guangshen Railway Company Limited (the "Company") has resolved that the Annual General Meeting (the "AGM") of the Company is to be held at the meeting room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China ("PRC") at 9:00 a.m. on June 10, 2004 (Thursday) to consider and, if thought fit, to pass the following resolutions (apart from item 11 as a special resolution, all other items as ordinary resolutions):--

1. to consider and approve the work report of the Board of the Company for 2003;

2. to consider and approve the work report of the Supervisory Committee of the Company for 2003;

3. to consider and approve the audited financial statements of the Company for 2003;

4. to consider and approve the proposed profit distribution of the Company for 2003;

5.   to consider and approve the budget of the Company for 2004;

6. to consider and approve the appointment of Mr. Wilton Chau as an independent non-executive director of the Company;

7. to consider and approve the termination of the engagement of Mr. Gu Hongxi as a supervisor of the Company;

8. to consider and approve the appointment of Mr. Tang Dinghong as a supervisor of the Company;

9. to consider and approve the appointment of Pan-China (Schinda) Certified Public Accountants as the PRC auditor of the Company for 2004 and to authorise the Board and the Audit Committee to determine their remunerations;

10. to consider and approve the appointment of PricewaterhouseCoopers (certified public accountants in Hong Kong) as the international auditor of the Company for 2004 to authorise the Board and the Audit Committee to determine their remunerations;

11. to consider and approve the amendments to the Articles of Association of the Company and to authorise the Board to file these amendments with the relevant departments of the PRC government upon approval;

12.  to consider and approve any other businesses.

Information about the candidate of independent non-executive Director

Wilton Chau, age 42. Mr. Chau holds a bachelor degree in applied mathematics from University of Hong Kong, a LLB degree from University of Wolverhampton and a Master of Business Administration from the University of Wales. Mr. Chau is a fellow member of the Association of Chartered Certified Accountants, a member of Singapore Institute of Arbitrators and Council member of Hong Kong Biotechnology Association. Since 1987, Mr. Chau has served several financial institutions in various senior positions overseeing investment and development in railway, road and airport infrastructure projects. Mr. Chau is currently the chairman of QLeap Venture Limited.

Information about the candidate of Supervisor

Tang Dinghong, age 55, is a member of the senior management of the Company. Mr. Tang graduated from Zhongshan University. He joined the railway departments in 1969 and had served in various senior managerial positions of Guangzhou Railway (Group) Company. Mr. Tang joined the Company in July 2003.

Proposed amendments to the articles of association of the Company

In accordance with the amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company intends to make corresponding amendments to Articles 72, 90, 94, 95 and 129. The proposals are as follows:

Article 72

The existing Article 72 be deleted in its entirety and replaced with the following:

"When shareholders (including proxies) vote at the shareholders' general meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Each share shall carry one voting right.

Where any shareholder is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, required to abstain from voting on a particular resolution or restricted to voting only in favour of or against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

Article 90

The existing Article 90 be deleted in its entirety and replaced with the following:

"Resolutions of a meeting of shareholders of different share categories may be passed only by more than two-thirds of the voting rights of that category represented at the meeting in accordance with Article 89.

Where any shareholder is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, required to abstain from voting on a particular resolution in a class meeting or restricted to voting only in favour of or against any particular resolution in a class meeting, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

Article 94

The existing Article 94 be deleted in its entirety and replaced with the following:

"The Company shall establish a board of directors. The board shall be composed of 10 directors. The board shall have one chairman."

Article 95

The existing Article 95 be deleted in its entirety and replaced with the following:

"Directors shall be elected at shareholders' general meeting and serve a term of 3 years. A director may serve consecutive terms if re-elected upon the expiration of his term.

The period for lodgement of written notice of an intention to nominate a candidate of director and that of a willingness to accept the nomination by the candidate shall commence no earlier than the day after the despatch of the notice of the meeting for election of the relevant director and end no later than 7 days prior to the date of such meeting.

The chairman of the board shall be elected and removed by the approval of more than half of all the directors of the board. The chairman of the board shall serve a term of 3 years and may serve consecutive terms if re-elected upon the expiration of his term.

Subject to compliance with relevant laws and regulations, any director may be removed by ordinary resolution before the expiry of his term of office (but without prejudice to any claim for damages under any contract).

Directors need not be the shareholders of the Company."

Article 129

The existing Article 129 be deleted in its entirety and replaced with the following:

"The directors, supervisors, general manager, deputy general managers and other members of the senior management of the Company shall not direct any of its associates (which shall have the same meaning as in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) to do such things or take such actions that such directors, supervisors, general manager, deputy general manager or other members of the senior management are not allowed to do under any applicable law or regulation, the Articles of Association of the Company or otherwise."

Notes:

(1) Holders of the H Shares of the Company are advised that the register of members of the Company's H Shares will be closed from May 11, 2004 to June 10, 2004 (both days inclusive), during which no transfer of H shares will be registered. To qualify for the final dividend, holders of H Shares must lodge the transfer documents together with the relevant share certificates with the Company's registrar, Hong Kong Registrar Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by no later than 4:00 p.m. on May 10, 2004. Holders of the Company's H Shares whose names appear on the register of members of the Company on May 11, 2004, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

(2) Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3) Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before May 21, 2004. The return of the attendance confirmation reply form will not affect the right of the shareholders to attend and vote at the AGM.

(6) The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own traveling, accommodation and other related expenses.

Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

By Order of the Board
Guo Xiangdong
Company Secretary

Shenzhen, the PRC
April 20, 2004


--------------------------------------------------------------------------------
Consolidated Income Statement
For the year ended December 31, 2003
(All amounts in Renminbi thousands, except for per share data)
--------------------------------------------------------------------------------
                                                            2003           2002
--------------------------------------------------------------------------------
Revenues from railroad businesses
  Passenger                                            1,754,223      1,846,599
  Freight                                                514,794        514,036
--------------------------------------------------------------------------------
  Sub-total                                            2,269,017      2,360,635
Revenues from other businesses                           144,370        156,893
--------------------------------------------------------------------------------
Total revenues                                         2,413,387      2,517,528
--------------------------------------------------------------------------------
Operating expenses
  Railroad businesses
    Labour and benefits                                 (347,649)      (373,781)
    Equipment leases and services                       (437,739)      (433,918)
    Materials and supplies                              (216,993)      (192,141)
    Repair costs, excluding materials and supplies       (89,640)      (102,377)
    Depreciation                                        (290,014)      (335,508)
    Amortisation of leasehold land payments              (15,602)       (15,131)
    Fees for social services                             (62,579)       (57,385)
    General and administrative expenses                 (134,688)      (123,800)
    Others                                              (113,382)      (101,251)
--------------------------------------------------------------------------------
    Sub-total                                         (1,708,286)    (1,735,292)
--------------------------------------------------------------------------------
  Other businesses
    Materials and supplies                              (112,677)      (124,602)
    General and administrative expenses                  (29,711)       (35,137)
--------------------------------------------------------------------------------
    Sub-total                                           (142,388)      (159,739)
--------------------------------------------------------------------------------
Total operating expenses                              (1,850,674)    (1,895,031)
--------------------------------------------------------------------------------
Profit from operations                                   562,713        622,497
Other income                                              47,341         43,495
Finance costs                                             (2,468)        (4,208)
Share of losses of associates before tax                  (2,417)          (197)
--------------------------------------------------------------------------------
Profit before tax                                        605,169        661,587
Income tax expense                                       (93,439)      (104,391)
--------------------------------------------------------------------------------
Profit from ordinary activities after tax                511,730        557,196
Minority interests                                            32           (113)
--------------------------------------------------------------------------------
Profit attributable to shareholders                      511,762        557,083
--------------------------------------------------------------------------------
Earnings per share
  --Basic                                                RMB0.12        RMB0.13
--------------------------------------------------------------------------------
  --Diluted                                                  N/A            N/A
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Consolidated Balance Sheet
As of December 31, 2003
(All amounts in Renminbi thousands)
--------------------------------------------------------------------------------
                                                            2003           2002
--------------------------------------------------------------------------------
Non-current assets
Fixed assets                                           6,952,878      6,798,280
Construction-in-progress                                 390,393        672,827
Leasehold land payments                                  652,083        656,998
Interests in associates                                  140,494        140,842
Available-for-sale investments                           167,962        166,695
Deferred tax assets                                        6,154          7,577
Deferred staff costs                                     166,003        181,095
--------------------------------------------------------------------------------
                                                       8,475,967      8,624,314
--------------------------------------------------------------------------------
Current assets
Materials and supplies                                    38,692         34,105
Trade receivables, net                                    80,614         51,457
Due from Parent Company                                       --         39,374
Due from related parties                                 199,921        267,885
Prepayments and other receivables, net                   248,960        260,075
Temporary cash investments                               627,440        567,339
Cash and cash equivalents                              1,402,359      1,413,045
--------------------------------------------------------------------------------
                                                       2,597,986      2,633,280
--------------------------------------------------------------------------------
Current liabilities
Trade payables                                            34,625         41,734
Payables for construction of fixed assets                148,258        181,473
Due to Parent Company                                     37,230             --
Due to related parties                                   120,605        158,199
Dividends payable                                            232         90,663
Taxes payable                                             49,494         71,844
Accrued expenses and other payables                      308,793        457,953
--------------------------------------------------------------------------------
                                                         699,237      1,001,866
--------------------------------------------------------------------------------
Net current assets                                     1,898,749      1,631,414
--------------------------------------------------------------------------------
Total assets less current liabilities                 10,374,716     10,255,728
--------------------------------------------------------------------------------
Minority interests                                        52,358         11,577
--------------------------------------------------------------------------------
Net assets                                            10,322,358     10,244,151
--------------------------------------------------------------------------------
Representing:
Share capital                                          4,335,550      4,335,550
Reserves                                               5,986,808      5,908,601
--------------------------------------------------------------------------------
Total capital and reserves                            10,322,358     10,244,151
--------------------------------------------------------------------------------

The financial statements were approved by the Board of Directors of the Company on April 20, 2004.

--------------------------------------------------------------------------------
Consolidated Cash Flow Statement
For the year ended December 31, 2003
(All amounts in Renminbi thousands)
--------------------------------------------------------------------------------
                                                             2003          2002
--------------------------------------------------------------------------------
Cash Flows From Operating Activities
Cash generated from operations                            900,487     1,261,728
Interest paid                                              (2,359)       (4,064)
Tax paid                                                  (99,679)     (100,487)
--------------------------------------------------------------------------------
Net cash from operating activities                        798,449     1,157,177
--------------------------------------------------------------------------------
Cash Flows From Investing Activities
Purchase of fixed assets and payments for
  construction-in-progress, net of related payables      (339,208)     (553,337)
Proceeds from sale of fixed assets                          1,105        12,369
Increase in interests in associates                          (374)       (4,761)
(Increase) decrease in temporary cash investments         (60,101)      777,898
Purchase of available-for-sale investments                     --       (14,108)
Interest received                                          23,109        32,942
--------------------------------------------------------------------------------
Net cash (used in) from investing activities             (375,469)      251,003
--------------------------------------------------------------------------------
Cash Flows From Financing Activities
Dividends paid to group shareholders                     (433,561)     (356,490)
Dividends paid to minority interests                         (105)       (4,153)
--------------------------------------------------------------------------------
Net cash used in financing activities                    (433,666)     (360,643)
--------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents      (10,686)    1,047,537
--------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year          1,413,045       365,508
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year                1,402,359     1,413,045
--------------------------------------------------------------------------------

Summary Notes to Financial Statements
December 31, 2003
(All amount expressed in Renminbi ("RMB") unless otherwise stated)

1.   BASIS OF PRESENTATION

     The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the PRC, which have been prepared in accordance with generally accepted principles and relevant financial regulations in the PRC ("PRC GAAP"). In preparing these financial statements, appropriate restatements have been made to the Group's statutory accounts to conform with IFRS. Differences arising from the restatements are not incorporated in the accounting records of the Company and its subsidiaries.

     The principal adjustments made to conform to IFRS include the following:

     o    Additional depreciation charges on fixed assets;

     o    Write-down of reclaimed rails to realisable value;

     o Difference in the recognition policy on housing benefits to the employees;

     o    Recording of deferred tax impact according to IFRS;

     o    Reversal of amortisation of deferred renovation expenses;

     o Difference in depreciation charged on fixed assets resulting from reclassification; and

     o Recognition of government grants by deducting the carrying value of fixed assets.

     The financial statements have been prepared under the historical cost convention except that certain fixed assets are stated at valuation less accumulated depreciation and impairment losses.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

     During the year, there is a change of accounting estimate in respect of the useful lives of certain fixed assets.

2.   REVENUE RECOGNITION

     Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably, revenue is recognised on the following bases:

     (i)   Rendering of services and sales of goods

           Railroad revenues are recognised when services are performed. Revenues from other businesses include sales aboard the trains and in the stations of food, beverages and other merchandise and revenues from operating restaurants in major stations. Revenues from operating restaurants are recognised when services are rendered.

           Sales aboard the trains and in the stations of food, beverages and merchandise are recognised upon delivery, when the significant risks and rewards of ownership of these goods have been transferred to the buyers.

           Revenues are net of turnover tax.

     (ii)  Interest income

           Interest income from bank deposits is recognised on a time proportion basis, taking into account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

     (iii) Dividend income

           Dividend income is recognised when the right to receive payment is established.

3.   INCOME TAX EXPENSE

     Enterprises established in Shenzhen Special Economic Zone are subject to income tax at a reduced rate of 15% as compared with the standard rate for PRC companies of 33%. The Shenzhen Municipal Tax Bureau confirmed in 1996 that the Company is subject to a reduced income tax rate of 15% starting from the same year. The income tax rate of the Company for the year ended December 31, 2003 is 15%.

     According to the relevant income tax laws, other businesses of the Group are subject to income tax rates of 15% or 33%, depending mainly on their places of incorporation/establishment. Furthermore, certain subsidiaries engaged in other businesses are Sino-foreign joint ventures which are entitled to full exemption from the PRC income tax for two years and a 50% reduction in the next three years starting from the first profit-making year, after offsetting available tax losses carried forward from prior years.

     Save as described above, the directors of the Company are not being informed of any change in the enterprise income tax treatment applicable to the Group.

     Details of taxation charged to the consolidated income statement during the year were as follows:


     ---------------------------------------------------------------------------
                                                                2003       2002
                                                             RMB'000    RMB'000
     ---------------------------------------------------------------------------
     Provision for PRC income tax                             91,925    106,649
     Deferred tax loss (income) resulting from provision
      for doubtful accounts                                      316     (1,173)
     Deferred tax loss (income) resulting from loss on
      the disposals of fixed assets                            1,107     (1,211)
     Share of tax of associates                                   91        126
     ---------------------------------------------------------------------------
                                                              93,439    104,391
     ---------------------------------------------------------------------------

     The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

     -------------------------------------------------------------------------------------
                                                      2003                    2002
     -------------------------------------------------------------------------------------
                                              RMB'000   Percentage    RMB'000   Percentage
     -------------------------------------------------------------------------------------
     Accounting profit                        605,169       100.0%    661,587       100.0%
     -------------------------------------------------------------------------------------
     Income tax at the statutory tax rate      90,775        15.0%     99,238        15.0%
       of 15% (2002:15%)
     Tax effect of expenses that are not
       deductible in determining taxable
       profit:
         -- Amortisation of deferred staff      2,264         0.4%      2,264         0.3%
            costs
     Effect of different tax rates for
       certain subsidiaries                       400         0.0%      2,889         0.4%
     -------------------------------------------------------------------------------------
     Income tax expense                        93,439        15.4%    104,391        15.7%
     -------------------------------------------------------------------------------------

4.   DIVIDENDS

     In 2004, the directors have recommended and declared a final dividend of RMB0.105 (2002: RMB0.10) per share in respect of the financial year ended December 31, 2003, totalling RMB455,232,750 (2002: RMB433,555,000).

5.   EARNINGS PER SHARE

     The calculation of basic earnings per share is based on the profit attributable to shareholders for the year attributable to ordinary shareholders of RMB511,762,000 (2002: RMB557,083,000), divided by the weighted average number of ordinary shares outstanding during the year of 4,335,550,000 shares (2002: 4,335,550,000 shares). No diluted earnings per share was presented as there were no dilutive potential ordinary shares as of year end.

6.   RESERVES

     According to the articles of association of the Company, when distributing profit attributable to shareholders of each year, the Company shall set aside 10% of its profit attributable to shareholders after tax based on the Company's local statutory accounts for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) and 5% to 10% for the statutory public welfare fund at a percentage determined by the directors. The Company may make appropriation from its profit attributable to shareholders to the discretionary surplus reserve provided it is approved by a resolution of a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without prior approval from a shareholders' general meeting under certain conditions.

     When the statutory surplus reserve is not sufficient to make good for any losses of the Company from previous years, current year profit attributable to shareholders shall be used to make good the losses before allocations are set aside for the statutory surplus reserve or the statutory public welfare fund.

     The statutory public welfare fund is used to build or acquire capital items, such as dormitories and other facilities for the Company's employees and cannot be used to pay for welfare expenses. Title of these capital items will remain with the Company.

     The statutory surplus reserve, the discretionary surplus reserve and the share premium may be converted into share capital provided it is approved by a resolution at a shareholders' general meeting and the balance of the statutory surplus reserve does not fall below 25% of the registered share capital. The Company may either distribute new shares in proportion to the number of shares held by shareholders, or increase the par value of each share.

     The directors proposed the following appropriations to reserves:


     ---------------------------------------------------------------------------
                                              2003                   2002
     ---------------------------------------------------------------------------
                                      Percentage  RMB'000    Percentage  RMB'000
     ---------------------------------------------------------------------------
     The Company
       Statutory surplus reserve             10%   53,384           10%   57,613
       Statutory public welfare fund          5%   26,692            5%   28,806
       Discretionary surplus reserve         --        --           --        --
     ---------------------------------------------------------------------------
                                             15%   80,076           15%   86,419
     ---------------------------------------------------------------------------
     Subsidiaries
       Statutory surplus reserve                      781                  1,688
       Statutory public welfare fund                  400                    928
     ---------------------------------------------------------------------------
                                                    1,181                  2,616
     ---------------------------------------------------------------------------
                                                   81,257                 89,035
     ---------------------------------------------------------------------------

     In accordance with the articles of association of the Company, dividends are determined based on the least of profits determined in accordance with
     (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. As the statutory accounts have been prepared in accordance with PRC GAAP, the retained earnings as reported in the statutory accounts may be different from the amount reported in the accompanying consolidated income statement.

     As of December 31, 2003, the reserve of the Company available for distribution was approximately RMB656,893,000 (2002: approximately RMB667,416,000).

SUPPLEMENTAL INFORMATION

CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with PRC GAAP, differ in certain respects from IFRS (audited by PricewaterhouseCoopers Certified Public Accountants). Major differences between PRC GAAP and IFRS which affect the consolidated profit attributable to shareholders and the consolidated net assets of the Company and its subsidiaries are summarized as follows:


-------------------------------------------------------------------------------------------------------------------
                                                                Consolidated profit
                                                                  attributable to                Consolidated net
                                                             shareholders for the year             assets as of
                                                                ended December 31,                 December 31,
-------------------------------------------------------------------------------------------------------------------
                                                                  2003           2002           2003           2002
                                                               RMB'000        RMB'000        RMB'000        RMB'000
-------------------------------------------------------------------------------------------------------------------
As reported in statutory accounts (audited
  by certified public accountants in the PRC)                  530,728        580,029     10,346,110     9,894,511
Impact of IFRS adjustments:
  Additional depreciation charges on fixed assets               (9,065)            --       (159,716)     (150,651)
  Write-down of reclaimed rails to realisable value                 --             --        (44,123)      (44,123)
  Amortisation of deferred staff costs                         (15,092)       (15,092)       (60,366)      (45,274)
  Reversal of staff costs to charged retained earnings              --             --        221,113       165,746
  Housing benefits for retired employees                            --             --         (3,602)       (3,602)
  Dividends in respect of the year but declared after
    the end of the year                                             --             --             --       433,555
  Deferred tax (used) created                                   (1,423)         2,384          6,154         7,577
  Reversal of amortisation/(write-off) of deferred
    decoration expenses                                          3,144         (7,365)        (4,221)       (7,365)
  Difference in depreciation charged on fixed
    assets resulting from reclassification                        (950)            --         31,118            --
  Recognition of government grants by deducting the
    carrying value of fixed assets                                  --             --        (17,000)           --
  Others                                                         4,420         (2,873)         6,891        (6,223)
-------------------------------------------------------------------------------------------------------------------
As restated for the Group                                      511,762        557,083     10,322,358    10,244,151
-------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS RECONCILIATION BETWEEN IFRS AND US GAAP

-----------------------------------------------------------------------------------------------------
                                                  Consolidated profit
                                                    attributable to
                                               shareholders for the year     Consolidated net assets
                                                  ended December 31,            as of December 31,
-----------------------------------------------------------------------------------------------------
                                                    2003           2002           2003           2002
                                                 RMB'000        RMB'000        RMB'000        RMB'000
-----------------------------------------------------------------------------------------------------
Under IFRS                                       511,762        557,083     10,322,358     10,244,151

Impact of US GAAP adjustments:
  Reversal of the revaluation surplus
    on fixed assets                                   --             --     (1,492,185)    (1,492,185)
  Reversal of additional depreciation
    charges arising from the revaluation
    surplus on fixed assets                       38,548         48,422        369,432        330,884
  Deferred tax assets created                         --             --        223,828        223,828
  Effect of US GAAP adjustment on taxation        (5,782)        (7,263)       (55,415)       (49,633)
-----------------------------------------------------------------------------------------------------
Under US GAAP                                    544,528        598,242      9,368,018      9,257,045
-----------------------------------------------------------------------------------------------------


The consolidated financial statements of the Company and its subsidiaries prepared under IFRS differ in certain respects from those prepared under Generally Accepted Accounting Principles in United States of America ("US GAAP"). A major difference between IFRS and US GAAP, which has a significant effect on consolidated profit attributable to shareholders and consolidated net assets, is set out below:

Revaluation of fixed assets

The Group revalued their fixed assets on March 6, 1996. The revaluation surplus of fixed assets amounting to approximately RMB1,492,185,000 was recorded by the Group on that date. The revaluation as of September 30, 2002 did not result in a material difference from the carrying amounts and no revaluation surplus or deficit was recorded for the year ended December 31, 2002 and 2003.

Under IFRS, revaluation of fixed assets is permitted and depreciation is based on the revalued amount. Additional depreciation arising from the revaluation surplus was approximately RMB38,548,000 for the year ended December 31, 2003 (2002: approximately RMB48,422,000).

Under US GAAP, fixed assets are required to be stated at original cost. Hence, no additional depreciation from revaluation will be recognised under US GAAP. However, a deferred tax asset related to the revaluation surplus amounting to approximately RMB223,828,000 was created under US GAAP with a corresponding increase in equity since the revaluation resulted in a higher tax base which will be realised through additional depreciation for PRC tax purposes.